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      June 2, 2000

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-0405

Re:   DEJA.COM, INC. REGISTRATION STATEMENT ON FORM S-1
      FILED JUNE 17, 1999
      FILE NO. 333-80853

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Deja.com, Inc. (the "Registrant") hereby applies to the Securities and Exchange Commission (the "Commission") for withdrawal of the above referenced Registration Statement, effective as of the date hereof or at the earliest practical date. The Registration Statement was filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system on June 17, 1999.

The Registration Statement was filed almost a year ago. The Registration Statement has not been updated since such filing. The market conditions are such that an underwritten public offering of Registrant's common stock will not be consummated. Therefore, the Registrant will not seek to have the Registration Statement declared effective and hereby requests that it should be withdrawn. The Registrant has not offered or sold any securities pursuant to the above referenced Registration Statement. The Registrant understands that the filing fee for the Registration Statement will not be returned to it.

Please notify us of the consent of the Commission for withdrawal of the Registration Statement by contacting the undersigned at the above address, with a copy to David W. Pollak, Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178.

Please feel free to contact the undersigned at 212-481-4920 if you have any questions or comments.

                                    Sincerely,

                                    Deja.com, Inc.


                                    /s/ Richard B. Gorelick
                                    -----------------------
                                    Richard B. Gorelick
                                    Chief Strategy Officer,
                                    Treasurer and Secretary

cc:   David W. Pollak,
      Morgan, Lewis & Bockius